August 31, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:	Jim B. Rosenberg Senior Assistance Chief Accountant

Re:	The Navigators Group, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2009
Schedule 14A Filed April 14, 2010 (File No. 0-15886)
Dear Mr. Rosenberg:
This letter is in response to the Division of Corporation Finance’s comment letter dated August 17, 2010, in which you requested additional information based on your review of the Company’s supplemental response dated July 30, 2010 to your comment letter dated July 2, 2010 in respect of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 10-K”) and the Company’s Schedule 14A filed April 14, 2010 (the “2010 Proxy”). For ease of reference, the comments included in your letter are repeated below in bold type, and our response immediately follows each comment. Any information in the responses below that the Company has indicated will be included in its Schedule 14A for the Company’s 2011 Annual Meeting of Stockholders (the “2011 Proxy”) will be updated when the relevant document is filed.
In connection with the filing of our responses to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2009 10-K and 2010 Proxy;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the 2009 10-K or 2010 Proxy; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jim B. Rosenberg
Securities and Exchange Commission
August 31, 2010
Schedule 14A Filed April 14, 2010
Compensation Discussion and Analysis, page 10
Annual Incentive Program, page 13
1.	We note your response to Comment 3. Please revise your proposed disclosure to be included in your 2011 proxy statement to provide the following information:
•	The specific divisional performance components for each of the five primary lines of business for which Mr. Hennessy is responsible;

•	The specific performance targets for each of Mr. Hennessy’s five primary business lines; and

•	A discussion of how the combined results of the business lines are calculated and assessed to determine the level of achievement for the divisional performance component of Mr. Hennessy’s annual incentive compensation.
As noted in the Company’s prior letter to the Commission, Mr. Hennessy oversees the Company’s division comprised of the corporate operations of the Company’s United Kingdom and European business. For calendar year 2009, Mr. Hennessy’s bonus was based primarily on the achievement of the five primary lines of business under his supervision, which included U.K. Branch Marine, Lloyd’s Marine, Lloyd’s D&O, Lloyd’s E&O and U.K. NavTech. For calendar year 2010, for purposes of determining Mr. Hennessy’s bonus, the Company has consolidated all lines of business written by its United Kingdom and European operations into a single division and Mr. Hennessy’s target will be based on the performance of that division. If Mr. Hennessy is a Named Executive Officer in the 2011 Proxy, the Company will revise the disclosure as follows:
For Mr. Hennessy, who has oversight of the Company’s United Kingdom and European operations, 25% of his overall AIP bonus award is determined by the Company’s corporate performance, 50% is based on the performance of the division comprised of the Company’s United Kingdom and European operations and 25% by his individual performance. For 2010, the targets for the Company’s United Kingdom and European operations overseen by Mr. Hennessy were a 4.1% increase in gross written premium relative to the prior year, a 9.0% expense ratio and loss ratios of 59.3% and 56.5% for the calendar year and underwriting year, respectively.
We welcome the opportunity to discuss any of the information included herein should you desire. If you have any questions or comments concerning this response letter, please contact the undersigned at (914) 933-6086 or bbyrnes@navg.com.

Respectfully submitted, The Navigators Group, Inc.
By:	/s/ Bruce J. Byrnes
	Name:	Bruce J. Byrnes
	Title:	Senior Vice President, General Counsel and Secretary